UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Entry into Material Agreements

On October 3, 2025, we entered into an Equity Distribution Agreement (the “Sales Agreement”) with Maxim Group LLC (the “Sales Agent”), pursuant to which we may elect to sell, from time to time through the Sales Agent, our ordinary shares, nominal value €0.40 per share (the “Ordinary Shares”), having an aggregate offering amount of up to $10,000,000 (collectively, the “Offered Shares”).

Any potential sale of up to $2,300,000 of the Offered Shares will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-269091) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2022 and declared effective on January 6, 2023, as supplemented by a prospectus supplement (the “Prospectus Supplement”), dated October 3, 2025 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

If we elect from time to time to sell Ordinary Shares under the Prospectus Supplement, such sales may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the Ordinary Shares, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to a Sales Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Sales Agent has agreed to use commercially reasonable efforts consistent with their normal trading and sales practices to sell the Offered Shares pursuant to the Sales Agreement from time to time, based upon instructions from us, including any price or size limits or other customary parameters or conditions we may impose.

We are not obligated to sell any Offered Shares under the Sales Agreement. The Sales Agreement will terminate upon the earliest of (a) the sale of all of the Offered Shares and (b) the termination of the Sales Agreement by the Sales Agent or us, as permitted therein.

We have agreed to pay the Sales Agent a commission of 3.0% of the gross sales price from each sale of Offered Shares pursuant to the Sales Agreement and have agreed to customary indemnification and contribution rights in favor of the Sales Agent. Additionally, we have agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the Sales Agreement and ongoing sales thereunder. The Sales Agreement contains customary representations and warranties and conditions to the sale of the Offered Shares thereunder.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares or any other securities, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of CMS Derks Star Busmann N.V. regarding the validity of the securities being registered

10.1	Sales Agreement, dated October 3, 2025, by and among Mainz Biomed N.V. and Maxim Group LLC

23.1	Consent of CMS Derks Star Busmann N.V. (included in Exhibit 5.1)

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-269091) and into the base prospectus and any prospectus supplement outstanding under the foregoing registration statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 3, 2025	By:	/s/ William J. Caragol
Chief Financial Officer

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